SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 25, 2004



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                             Piso 20, Las Condes
                                   Santiago
                                    Chile
                   (Address of principal executive offices)

                           Form 20-F X  Form 40-F
                                    ---          ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                            Yes     No  X
                                                ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Press release pertaining to the announcement of the Company's consolidated financial results for the first quarter ended March 31, 2004.

                                                              www.koandina.com

                          Embotelladora Andina S.A.

For Immediate Distribution
--------------------------


Contacts in Santiago, Chile                   Contact in New York, U.S.A.
Embotelladora Andina S.A.                     i-advize Corporate Communications
Osvaldo Garay, Chief Financial Officer        Maria Barona/Melanie Carpenter
Andrea Valenzuela, Investor Relations         212-406-3690
(56-2) 338-0520                               E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com

         Embotelladora Andina S.A. Announces a Summary of Consolidated
                    Results for the First Quarter of 2004
                    -------------------------------------

Highlights
----------

o Consolidated volume grew 5.5% during the quarter, amounting to 92.8 million unit cases.

o Argentina increased volumes by 23.8%, continuing the improvement trend of the year 2003. Volumes in Chile grew by 5.7%.

o The Chilean operation continues to be the main contributor of income, that in conjunction with a better performance of the Brazilian and Argentine operations enables us to reach a Consolidated Operating Income of US$27.2 million, which is 69.3% higher than that of the first quarter of 2003.

o Consolidated EBITDA amounted to US$41.1 million, representing a 28.4% growth regarding the previous year. EBITDA Margin was 23.2%

(Santiago-Chile, May 7, 2004) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the first quarter ended March 31, 2004.

        Comments from our Chief Executive Officer, Mr. Jaime Garcia R.
        --------------------------------------------------------------


"As we mentioned in our previous release, 2004 is proving to be a very good year for our business. This analysis reflects the operations' good performance, especially the significant improvements achieved in Brazil and Argentina along with Chile's continued growth."

                                                              www.koandina.com

                          Embotelladora Andina S.A.

------------------------------------------------------------------------------
                             CONSOLIDATED SUMMARY
------------------------------------------------------------------------------

First Quarter 2004 vs. First Quarter 2003
-----------------------------------------

Sales volume for the first quarter of 2004 reached 92.8 million unit cases, which represents an increase of 5.5%, with respect to the first quarter of 2003. Argentina led this growth contributing 23.8%, followed by Chile, with 5.7%. These countries' performance compensated Brazil's performance, which decreased by 5.4%.

Regional currencies continued appreciating with respect to the U.S. dollar. When comparing the average exchange rate for the first quarter of this year with the same period of 2003, we can see that all three currencies have revalued. The Chilean Peso revalued 20.3% average, the Brazilian Real 16.5% and the Argentine Peso 8.1%. The improvements in the exchange rates have a positive effect over our dollar-denominated costs.

Net sales increased by 4.7% amounting to US$177.1 million. Cost of sales per unit case decreased by 11.1% reflecting the benefits from appreciated currencies and lower resin and sugar costs. All of this led to an Operating Income for the first quarter of 2004 of US$27.2 million; this is 69.3% higher than last year.

Finally, consolidated EBITDA amounted to US$41.1 million with an EBITDA margin of 23.2%, 428 basis points above 2003.

[Graph Omitted]
                                                              www.koandina.com

                          Embotelladora Andina S.A.

------------------------------------------------------------------------------
                              SUMMARY BY COUNTRY
------------------------------------------------------------------------------

[Flag Graphic omitted]               Chile

First Quarter 2004 vs. First Quarter 2003
-----------------------------------------

Regarding volumes, we can see the continuation of the trend shown during the last months of 2003; this quarter's volume improved by 5.7%. Soft drinks volumes grew 6.9%. During January 2004 we launched Sprite Zero in several formats. This contributed to improve the light category that, as of March represents a 12.5% of sales volume. Our average volume market share improved during the first quarter from 65.2% to 67.2%.

Net Sales grew 3.2%, amounting to US$81.8 million. Cost of Sales per unit case decreased by 5.95%, due to a more appreciated exchange rate, which benefits our dollar-denominated costs such as sugar and resin. All of this contributed to an increase of 224 basis points of our Gross Margin, representing 41.5% of Net Sales.

Operating Income grew 5.8%, mainly due to an increase in volumes that has been growing for 10 consecutive months. Operating Margin amounted to 23%. EBITDA totaled US$ 24.7 million, with an improved margin of 122 basis points.


[Flag Graphic Omitted]            Brazil

First Quarter 2004 vs. First Quarter 2003
-----------------------------------------

Brazil is still undergoing a strong contraction of domestic demand, that along with unfavorable weather conditions led to a decrease in volumes of 5.4%.

Net Sales amounted to US$55.7 million, representing a 3% increase regarding the first quarter of 2003. This increase is mainly due to price adjustments that took place after the first quarter of 2003.

Cost of Sales per unit case decreased 11.7% due to a continued revaluation of the Brazilian Real, benefiting our dollar-denominated costs and also thanks to anticipated purchases of certain raw materials (sugar) and more convenient prices than those of the first quarter of 2003.

Operating Income reached US$ 5.6 million, reverting the situation of the first quarter of 2003, which was a loss of US$2.5 million. Operating margin regarding Net Sales was 10%.

EBITDA amounted to US$ 9.9 million. EBITDA Margin reached 17.8% improving by 1,128 basis points the margin obtained during the same period in 2003.

                                                              www.koandina.com

                          Embotelladora Andina S.A.


[Flag Graphic Omitted]            Argentina


First Quarter 2004 vs. First Quarter 2003
-----------------------------------------

Sales Volume for the quarter reached 25.8 million unit cases, representing a 23.8% increase with respect to the same period last year. This significant growth was led by (i) an increase in sales of our core brands, (ii) an increase of returnable formats, which today represents a share of 43% within our mix and (iii) the growth of at the mom and pop channel. This reflects a healthy growth with a net sales level of 7.4% per unit case in local currency for the soft drink operation. Also, during February we launched Sprite Zero.

When compared to the same period last year, the Argentine peso revalued on average 8.1%, benefiting our dollar-denominated costs, which together with lower resin prices, allowed a 15.5% decrease in our Cost of Sale per unit case.

Operating Income reached US$4.5 million, representing 11.0% of Net Sales.

Finally, EBITDA reached US$ 8.2 million with a growth of 26.5%, with respect to the first quarter of 2003, with an EBITDA margin of 20.1%.


------------------------------------------------------------------------------
                             NON-OPERATING RESULTS
------------------------------------------------------------------------------

First Quarter 2004 vs. First Quarter 2003
-----------------------------------------

Non-Operating Losses amounted to US$3.1 million, compared with a loss of US$1.2 million the previous year.

Finally, the good results obtained in all three operations, compensated in excess the non-operating loss, reaching Net Earnings of US$21.2 million. This represents an improvement of 70% over the US$12.5 million in earnings obtained last year.


------------------------------------------------------------------------------
                         ANALYSIS OF THE BALANCE SHEET
------------------------------------------------------------------------------

As of March 31, 2004, the Company's financial assets amounted to US$ 387.1 million. These represent investments in mutual funds, deposits, and corporate and sovereign bonds. 79.1% of the total financial investments are held in U.S. dollar-denominated papers. Nevertheless, through "Cross-Currency Swaps", part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing to 49.2% the amount denominated in US dollars.

                                                              www.koandina.com

                          Embotelladora Andina S.A.

The Company's total debt amounted to US$ 321.6 million, with an average annual coupon rate of 6.7% on the U.S. dollar debt, and an average real coupon rate of 6.2% on the Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 37.3% of total debt.

Thus, the Company holds a positive net cash position of US$ 65.5 million.

Additional Information
----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

     This release may contain forward-looking statements reflecting Embotelladora Andina Sac's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Angina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions of constant 03/31/2004 Chilean Pesos, except per share)

                                                     3/31/2004                                  3/31/2003
                                      Chilean  Brazilian   Argentine            Chilean   Brazilian  Argentine
                                    Operations Operations Operations  Total(2) Operations Operations Operations  Total(2)   % Ch.
                                    ---------- ---------- ----------  -------- ---------- ---------- ----------  --------   -----
VOLUME TOTAL BEVERAGES (Million
UC)                                      32.9      34.1       25.8      92.8       31.1      36.0       20.9        88.0     5.5%
  Soft Drink                             27.6      32.4       25.3      85.3       25.9      34.4       20.4        80.7     5.7%
  Mineral Water                           2.9       0.6        0.6       4.1        2.8       0.7        0.4         4.0     2.6%
  Juices                                  2.3       0.2        0.0       2.6        2.4       0.2        0.0         2.6    -2.3%
  Beer                                     NA       0.9         NA       0.9         NA       0.7         NA         0.7    21.2%

NET SALES                              50,424    34,323     25,259   109,173     48,850    33,329     22,092     104,271     4.7%
  COST OF SALES                       (29,500)  (21,457)   (16,813)  (66,936)   (29,671)  (25,679)   (16,068)    (71,418)   -6.3%
GROSS PROFIT                           20,925    12,867      8,446    42,237     19,179     7,650      6,024      32,853    28.6%
Gross Margin                            41.5%     37.5%      33.4%     38.7%      39.3%     23.0%       27.3%       31.5%
   SELLING AND ADMINISTRATIVE
     EXPENSES                          (9,325)   (9,435)    (5,661)  (24,420)    (8,211)   (9,206)    (4,952)    (22,369)    9.2%
   CORPORATE EXPENSES                       0         0          0    (1,056)         0         0          0        (582)   81.4%
OPERATING INCOME                       11,600     3,432      2,785    16,762     10,967    (1,556)     1,071       9,901    69.3%
Operating Margin                        23.0%     10.0%      11.0%     15.4%      22.5%      -4.7%       4.8%        9.5%
EBITDA (1)                             15,201     6,123      5,081    25,350     14,129     2,185      4,012      19,745    28.4%
Ebitda Margin                           30.1%     17.8%      20.1%     23.2%      28.9%       6.6%      18.2%       18.9%
NON OPERATIONAL RESULTS
   FINANCIAL INCOME (Net)                                             (4,654)                                        790  -689.4%
   RESULTS FROM AFFILIATED                                               220                                          40   448.4%
   AMORTIZATION OF GOODWILL                                           (1,719)                                     (2,032)  -15.4%
   OTHER INCOME/(EXPENSE)                                               (473)                                     (1,086)  -56.5%
   PRICE LEVEL RESTATEMENT (3)                                         4,730                                       1,525   210.1%
NON-OPERATING RESULTS                                                 (1,896)                                       (763)  148.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY
INTEREST                                                              14,866                                       9,139    62.7%
INCOME TAXES                                                          (1,819)                                     (1,462)   24.4%
MINORITY INTEREST                                                         (1)                                         (1)    0.8%
AMORTIZATION OF NEGATIVE GOODWILL                                          0                                           0
NET INCOME                                                            13,046                                       7,676    70.0%
Net Margin                                                             12.0%                                         7.4%

WEIGHTED AVERAGE SHARES
OUTSTANDING                                                            760.3                                       760.3
EARNINGS PER SHARE                                                      17.2                                        10.1
EARNINGS PER ADS                                                       103.0                                        60.6    70.0%

---------------------------------------
(1)  EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions US$, except per share)

Exch. Rate : $ 616.41

                                                  3/31/2004                                  3/31/2003
                                  Chilean   Brazilian  Argentine            Chilean     Brazilian   Argentine
                                 perations  Operations Operations  Total(2) Operations  Operations  Operations Total (2)     % Ch.
                                 ---------  ---------- ----------  -------- ----------  ----------  ---------- ---------     -----
VOLUME TOTAL BEVERAGES (Million
UC)                                  32.9      34.1       25.8       92.8       31.1        36.0         20.9     88.0        5.5%
   Soft Drink                        27.6      32.4       25.3       85.3       25.9        34.4         20.4     80.7        5.7%
   Mineral Water                      2.9       0.6        0.6        4.1        2.8         0.7          0.4      4.0        2.6%
   Juices                             2.3       0.2        0.0        2.6        2.4         0.2          0.0      2.6       -2.3%
   Beer                                NA       0.9         NA        0.9         NA         0.7           NA      0.7       21.2%
NET SALES                            81.8      55.7       41.0      177.1       79.2        54.1         35.8    169.2        4.7%
   COST OF SALES                    (47.9)    (34.8)     (27.3)    (108.6)     (48.1)      (41.7)       (26.1)  (115.9)      -6.3%
GROSS PROFIT                         33.9      20.9       13.7       68.5       31.1        12.4          9.8     53.3       28.6%
Gross Margin                         41.5%     37.5%      33.4%      38.7%      39.3%       23.0%        27.3%    31.5%
   SELLING AND ADMINISTRATIVE
     EXPENSES                       (15.1)    (15.3)      (9.2)     (39.6)     (13.3)      (14.9)        (8.0)   (36.3)       9.2%
   CORPORATE EXPENSES                 0.0       0.0        0.0       (1.7)       0.0         0.0          0.0     (0.9)      81.4%
OPERATING INCOME                     18.8       5.6        4.5       27.2       17.8        (2.5)         1.7     16.1       69.3%
Operating Margin                     23.0%     10.0%      11.0%      15.4%      22.5%       -4.7%         4.8%     9.5%
EBITDA (1)                           24.7       9.9        8.2       41.1       22.9         3.5          6.5     32.0       28.4%
Ebitda Margin                        30.1%     17.8%      20.1%      23.2%      28.9%        6.6%        18.2%    18.9%
NON OPERATIONAL RESULTS
   FINANCIAL INCOME (Net)                                            (7.5)                                         1.3     -689.4%
   RESULTS FROM AFFILIATED                                            0.4                                          0.1      448.4%
   AMORTIZATION OF GOODWILL                                          (2.8)                                        (3.3)     -15.4%
   OTHER INCOME/(EXPENSE)                                            (0.8)                                        (1.8)     -56.5%
   PRICE LEVEL RESTATEMENT (3)                                        7.7                                          2.5      210.1%
NON-OPERATING RESULTS                                                (3.1)                                        (1.2)     148.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY
INTEREST                                                             24.1                                         14.8       62.7%
INCOME TAXES                                                         (3.0)                                        (2.4)      24.4%
MINORITY INTEREST                                                    (0.0)                                        (0.0)       0.8%
AMORTIZATION OF NEGATIVE GOODWILL                                     0.0                                          0.0
NET INCOME                                                           21.2                                         12.5       70.0%
Net Margin                                                           12.0%                                         7.4%
WEIGHTED AVERAGE SHARES
   OUTSTANDING                                                      760.3                                        760.3
EARNINGS PER SHARE                                                    0.03                                         0.02
EARNINGS PER ADS                                                      0.17                                         0.10

----------------
(1)  EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

                           Embotelladora Andina S.A.


                          Consolidated Balance Sheet
               (In million of constant 3/31/2004 Chilean Pesos)


            ASSETS              3/31/2004    3/31/2003    %Ch   LIABILITIES & SHAREHOLDERS' EQUITY 3/31/2004  3/31/2003     %Ch
            ------              ---------    ---------    ---   ---------------------------------- ---------  ---------     ---
Cash + Time deposits +
   market. Securit.               51,500      48,601      6.0%  Short term bank liabilities         6,867          11   64127.3%
                                                                Current portion of long term
Account receivables (net)         39,220      37,796      3.8%    bank liabilities                  2,864       3,514     -18.5%
                                                                Current portion of bonds
Inventories                       19,395      30,648    -36.7%    payable                          17,933      12,616      42.1%
                                                                Trade accounts payable and
Other current assets              40,835      15,488    163.7%    notes payable                    35,180      44,741     -21.4%
                                 -------     -------    -----   Other liabilities                  32,622      25,872      26.1%
Total Current Assets             150,950     132,534     13.9%                                     ------      ------      ----
                                                                Total Current Liabilities          95,466      86,754      10.0%
Property, plant and equipment    522,119     567,502     -8.0%
Depreciation                    (350,581)   (362,260)    -3.2%  Long term bank liabilities         50,957      60,869     -16.3%
                                --------    --------     ----   Bonds payable                     119,630     134,646     -11.2%
Total Property, Plant, and                                      Other long term liabilities        19,463      19,177       1.5%
   Equipment                     171,538     205,242    -16.4%                                    -------     -------     -----
Investment in related
   companies                      20,312      17,570     15.6%  Total Long Term Liabilities       190,051     214,692     -11.5%
Investment in other companies        633         751    -15.7%
Goodwill                          88,284     113,861    -22.5%  Minority interest                      49          51      -3.8%
Other long term assets           174,122     212,512    -18.1%
                                 -------     -------     ----   Stockholders' Equity              320,273     380,973     -15.9%
Total Other Assets               283,351     344,694    -17.8%
                                                                TOTAL LIABILITIES &
TOTAL ASSETS                     605,839     682,470    -11.2%    SHAREHOLDERS' EQUITY            605,839     682,470     -11.2%
                                 =======     =======     ====                                     =======     =======      ====



                             Financial Highlights
               (in million of constant 3/31/2004 Chilean Pesos)

                                   Accumulated
ADDITIONS TO FIXED ASSETS      3/31/2004   3/31/2003       DEBT RATIOS                          3/31/2004   3/31/2003
-------------------------      ---------   ---------       -----------                          ---------   ---------
Chile                              3,974       5,353       Financial Debt / Total Capitalization     0.38        0.36
Brazil                             1,732       1,482       Financial Debt / EBITDA* L12M             2.11        2.46
Argentina                            422         422       EBITDA* L12M / Interest Expense L12M      5.17        5.18
                                   -----       -----       ---------------------                     ----        ----
                                   6,127       7,257       *: Includes financial income
                                                           L12M: Last twelve months

* As March 31, 2004, the company's net cash position reached US$65 million. Total debt amounted to US$ 322 million.
Total Cash amounted to US$387 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

EMBOTELLADORA ANDINA S.A.
First Quarter Results for the period ended March 31, Local GAAP

                              Beverage Operations
                                 (Local GAAP)

                                                           3/31/2004                                    3/31/2003
                                                Chile        Brazil     Argentina           Chile         Brazil       Argentina
                                                (MCh$)        (MR$)       (MA$)             (MCh$)         (MR$)          (MA$)
                                                ------        -----       -----             ------         -----          -----
TOTAL BEVERAGES VOLUME (Million UC)              32.9         34.1         25.8              31.1           36.0           20.9
   Soft Drink                                    27.6         32.4         25.3              25.9           34.4           20.4
   Mineral Water                                  2.9          0.6          0.6               2.8            0.7            0.4
   Juices                                         2.3          0.2          0.0               2.4            0.2            0.0
   Beer                                            NA          0.9           NA                NA            0.7             NA

NET SALES SOFT DRINKS                          42,852        146.6        101.3            40,958          155.6           78.2
NET SALES OTHER                                 7,623         14.9          1.3             7,834           13.4            1.1
NET SALES TOTAL                                50,475        161.5        102.6            48,792          169.0           79.2
   COST OF SALES                              (29,529)       (97.3)       (62.4)          (29,724)        (121.5)         (50.3)
GROSS PROFIT                                   20,946         64.1         40.2            19,068           47.5           28.9
Gross Margin                                     41.5%        39.7%        39.2%             39.1%          28.1%          36.5%
   SELLING AND ADMINISTRATIVE EXPENSES         (9,111)       (43.3)       (24.4)           (7,957)         (44.0)         (19.0)

OPERATING INCOME                               11,834         20.8         15.8            11,111            3.5            9.9
Operating Margin                                 23.4%        12.9%        15.4%             22.8%           2.1%          12.5%
EBITDA (1)                                     15,433         28.2         20.5            14,240           10.5           13.6
Ebitda Margin                                    30.6%        17.5%        19.9%             29.2%           6.2%          17.2%

-------------
(1) EBITDA  Operating Income + Depreciation

MCh$:  Million Nominal Chilean pesos of each period
MR$:   Million Nominal Brazilian Reais
MA$:   Million nominal Argentine pesos
Chile results do not consider corporate expenses

EMBOTELLADORA ANDINA S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                                  EMBOTELLADORA ANDINA S.A.

                                                  By: /s/ Osvaldo Garay
                                                      -----------------------
                                                      Osvaldo Garay
                                                      Chief Financial Officer


Dated: May 25, 2004